Filed by Schlumberger N.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ChampionX Corporation

Filer’s SEC File No.: 001-38441

Date: April 2, 2024

REFINITIV STREETEVENTS EDITED TRANSCRIPT SLB.N - Schlumberger NV to Announce the Acquisition of ChampionX Corp Call EVENT DATE/TIME: APRIL 02, 2024 / 1:00PM GMT OVERVIEW: Company Summary

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APRIL 02, 2024 / 1:00PM, SLB.N - Schlumberger NV to Announce the Acquisition of ChampionX Corp Call

CORPORATE PARTICIPANTS

James R. McDonald Schlumberger Limited - SVP of IR and Industry Affairs

Olivier Le Peuch Schlumberger Limited - CEO & Director

Sivasankaran Somasundaram ChampionX Corporation - President, CEO & Director

Stephane Biguet Schlumberger Limited - Executive VP & CFO

CONFERENCE CALL PARTICIPANTS

Arun Jayaram JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst

J. David Anderson Barclays Bank PLC, Research Division - Director and Senior North America Oilfield Services & Equipment Analyst

James Carlyle West Evercore ISI Institutional Equities, Research Division - Senior MD & Fundamental Research Analyst

Luke Michael Lemoine Piper Sandler & Co., Research Division - MD & Senior Research Analyst

Neil Singhvi Mehta Goldman Sachs Group, Inc., Research Division - VP and Integrated Oil & Refining Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by, and welcome to today’s conference call on SLB’s acquisition of ChampionX. (Operator Instructions) As a reminder, this conference is being recorded.

I would now like to turn the conference over to James R. McDonald, Senior Vice President of Investor Relations & Industry Affairs. Please go ahead.

James R. McDonald - Schlumberger Limited - SVP of IR and Industry Affairs

Thank you, Leah. Good morning, and welcome to our conference call following SLB’s announced acquisition of ChampionX Corporation earlier today. Joining us on the call are: Olivier Le Peuch, Chief Executive Officer of SLB; Stephane Biguet, Chief Financial Officer of SLB; and Soma Somasundaram, President and CEO of ChampionX.

Before we begin, I would like to remind all participants that some of the statements we will be making today are forward-looking. These matters involve risks and uncertainties that could cause our results to differ materially from those projected in these statements. I therefore refer you to our latest 10-K filing and other SEC filings, which can be found on our websites. We are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law.

SLB and ChampionX will file materials related to the proposed transaction with the Securities and Exchange Commission, including the registration statement that contain a proxy statement/prospectus of the parties. Investors and security holders are urged to read those materials once they are available, which can be obtained from the SEC’s website, www.sec.gov, and from the companies’ websites.

SLB, ChampionX, their directors, executive officers and certain members of management and their employees may be considered participants in the solicitation of proxies from their shareholders in connection with the proposed transaction. This will be described further in the proxy statement/prospectus when it is filed.

I’ll now turn the call over to Olivier.

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APRIL 02, 2024 / 1:00PM, SLB.N - Schlumberger NV to Announce the Acquisition of ChampionX Corp Call

Olivier Le Peuch - Schlumberger Limited - CEO & Director

Thank you, James, and good morning, ladies and gentlemen. I’m excited to share today’s news that we have agreed to acquire ChampionX. The combination of capabilities resulting from this transaction is a compelling value proposition for our industry. We will be able to accelerate innovation with our customers. And I believe it will become a catalyst to unlock the potential of the production and recovery space.

Both of our companies have loyal customer relationships. And we know those customers are seeking to maximize the value of their assets while improving the efficiency in the production and reservoir recovery phase of their operations. This presents a significant opportunity for service providers who can partner throughout the entire production life cycle, offering integrated solutions and delivering differentiated value.

The acquisition of ChampionX with its recognized leadership in production chemicals and well-established artificial lift portfolio will help us achieve this by driving operational performance and recovery for our customers and further strengthening and diversifying our advantaged portfolio. Over the next few minutes, I will share more detail about the complementary nature of our businesses and how this transaction will support SLB’s strategy.

Let me focus on three areas where I believe that this acquisition will drive value. First, this acquisition will expand SLB’s presence in a less cyclical and growing production and recovery space in a way that is closely aligned with our returns-focused, capital-light strategy. The majority of ChampionX’s revenue is driven by OpEx, which will become an increasing part of overall upstream, exploration and production spend.

Deliberately increasing our exposure to the production chemicals and artificial lift markets positions us in a growing and resilient spend category into the next decade and beyond. The chemicals sector offers a steady and stable baseload of activity decoupled from traditional rig count cycles and commodity prices. As assets age, chemical intensity and usage will further accelerate. And ChampionX is vertically integrated in this market with a significant manufacturing network that is well positioned to deliver on this growing demand.

And in artificial lift, nearly 90% of all the wells will acquire one or several forms of lift solutions during their producing life. With this acquisition, we establish a broad lift portfolio that will unlock future growth opportunities delivered through our shared innovation capability, complementary customer footprint and a distinctive promise to deliver fulfill digitally enabled production optimization solutions to our customers.

Second, this transaction will accelerate our customers’ performance. Our enhanced portfolio and technology capabilities, including proven subsurface expertise as well as our digital leadership, will accelerate innovation in production and recovery. Ultimately, this will drive new value creation and will enable a step change in the efficiency and longevity of production assets. This directly supports our core strategy, which continues to be centered around driving performance and meeting growing energy demand, all while supporting decarbonization and emissions reduction.

We do this through innovation, scale and digitalization. And incorporating ChampionX technology and solutions in our portfolio will represent the next step in the realization of that strategy. Both SLB and ChampionX have made significant investments to integrate digital capabilities into our respective portfolio, including emerging technologies such as AI. Applying these to the full production and recovery cycle will create additional value for our customers by structurally lowering the cost and carbon intensity of our customers’ oil and gas production.

Third, SLB’s international leadership will complement ChampionX’s significant footprint in North America. In international markets, we will broaden ChampionX’s global footprint through geographic expansion, a broader chemical technology portfolio and increased go-to-market integration. And in the U.S., we’ll leverage ChampionX customer relationships, operational agility and fit-for-basin technology to drive performance while realizing near-term synergies. Ultimately, SLB will capture more of the global OpEx spend and expect that we will be crucial as advanced production enhancements become ever more critical in the coming decade.

To close my introductory remarks, I’m very eager to welcome the ChampionX team to SLB once the transaction close. Their talent, technology, innovation and commitment to customer success aligns with SLB’s own culture and commitment to the same. By bringing ChampionX into SLB, we create a step change in value for our customers, our shareholders and our employees as we continue to drive energy innovation for a balanced planet.

I will now turn the call over to Stephane, who will provide specific details of the transaction.

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APRIL 02, 2024 / 1:00PM, SLB.N - Schlumberger NV to Announce the Acquisition of ChampionX Corp Call

Stephane Biguet - Schlumberger Limited - Executive VP & CFO

Thank you, Olivier. And good morning, ladies and gentlemen. SLB has entered into an agreement to purchase ChampionX in an all-stock transaction. ChampionX shareholders will receive 0.735 shares of SLB in exchange for each share of ChampionX stock. The agreement places a value of $40.59 per ChampionX share, which represents a 14.7% premium based on the closing price of April 1, 2024. Upon closing, ChampionX shareholders will collectively own approximately 9% of SLB’s outstanding shares.

I will now highlight a few key elements of the transaction. Let me first comment on the synergies we referred to in our press release. We have done a substantial amount of work to understand the synergies that can be unlocked by this acquisition and have a high degree of confidence in our estimates.

We expect the transaction to close before the end of 2024, making 2025 the first year we will extract meaningful benefits. We estimate annual pretax synergies to reach approximately $400 million within 3 years with 70% to 80% realized in 2026 and the remainder in 2027. These synergies consists primarily of reduced operating costs, supply chain optimization and G&A savings as well as the benefits from revenue synergies that are expected to grow significantly in future years, as Olivier commented earlier.

Second, considering the synergies and based on consensus estimates for both companies, we estimate the transaction to be accretive to free cash flow per share in 2025 and accretive to earnings per share in 2026. This includes certain assumptions regarding the purchase accounting, which can only be finalized upon the closing of the transaction.

Based on these assumptions, we have estimated the annual incremental after-tax depreciation and amortization as a result of fair value adjustments to the net assets of ChampionX to be approximately $0.06 to $0.07 per share. We also expect ChampionX margins to be accretive to our production chemicals and artificial lift businesses and to be further strengthened by the synergies I have just discussed.

Finally, to highlight our confidence in the value that this transaction will create and in our ability to continue generating strong cash flows from our broader portfolio, we are raising our 2024 target for total returns of capital to shareholders from $2.5 billion to $3 billion. The $0.5 billion increase will be in the form of additional share repurchases.

We are also setting our target for returns to shareholders in 2025 at $4 billion. The combined $7 billion of total returns to shareholders targeted over 2024 and 2025 reflects our commitment to maintaining a strong balance sheet and to remaining disciplined in our future capital allocation.

I will now turn the conference call to Soma to share ChampionX’s perspective on the transaction.

Sivasankaran Somasundaram - ChampionX Corporation - President, CEO & Director

Thank you, Stephane. Good morning, everyone. Let me first provide some historical context to frame why I am excited about this combination.

Since long before we became an independent publicly traded company 6 years ago and completed our transformational Apergy to ChampionX merger nearly 4 years ago, we started out on a purposeful journey to build the best production-focused company in the energy industry, driven by our vision of improving lives and focused on helping our customers unlock energy the world needs in an economically and environmentally sustainable way.

We have long viewed the production wellsite as the playing field in which we are uniquely well positioned to deliver impactful life-of-field production optimization solutions to our customers. And it is through this strategic lens that we have built a portfolio of differentiated production chemicals, artificial lift, digital and emission monitoring technology which help operators meet their objective of maximizing the value of their producing assets.

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APRIL 02, 2024 / 1:00PM, SLB.N - Schlumberger NV to Announce the Acquisition of ChampionX Corp Call

This has never been more relevant to customers than now, given the energy industry’s backdrop of a structural shift towards capital discipline in the upstream industry. ChampionX has a very differentiated presence at the customer’s wellsite, one which enables us to generate revenue and resilient cash flow throughout the life cycle of the well. Our strategy and the work we do are highly focused around driving on the customers’ success and creating value for our shareholders.

As I think about the ChampionX’s strategic priorities we have shared with our shareholders and other stakeholders, I see this combination with SLB helping advance those priorities, given SLB’s focus on technology and innovation and its deep customer intimacy with the upstream and midstream operators around the world in every major energy-producing region and operating environment. For our shareholders, this combination provides compelling value creation and the opportunity to share in significant upside from the realization of synergies.

Now let me close with a few words about our 7,300 motivated ChampionX employees around the world, who are at the heart of our company, as they make us every day highly motivated and focused on rolling up their sleeves and working collaboratively to solve our customers’ problem. We continuously seek to improve performance by systematically identifying and eliminating waste across the enterprise. We view this culture as a competitive advantage. And I am grateful for all their hard work, and they inspire me every day.

Finally, I’m confident that our talented employees will remain wholly dedicated to this purpose and that they will benefit from greater opportunities as part of SLB’s global reach. I also appreciate SLB’s commitment to preserving and capitalizing on all that has made ChampionX successful.

With that, I will turn the call back over to you, Olivier.

Olivier Le Peuch - Schlumberger Limited - CEO & Director

Thank you, Soma. So ladies and gentlemen, I believe we are now ready to open the floor for your questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) And our first question is from the line of James West with Evercore ISI.

James Carlyle West - Evercore ISI Institutional Equities, Research Division - Senior MD & Fundamental Research Analyst

Congratulations, Olivier and Stephane, on acquiring an excellent franchise, and congratulations, Soma, on maximizing value for your shareholders.

Olivier Le Peuch - Schlumberger Limited - CEO & Director

Thank you, James.

James Carlyle West - Evercore ISI Institutional Equities, Research Division - Senior MD & Fundamental Research Analyst

First question for me. Kind of if we think about the rationale — and I totally understand capturing more of the OpEx spend, these are businesses that you’re already in. But ChampionX obviously has a great franchise and a storied franchise here. I’m curious if you could describe a little bit more about your rationale for the transaction, why ChampionX and now?

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APRIL 02, 2024 / 1:00PM, SLB.N - Schlumberger NV to Announce the Acquisition of ChampionX Corp Call

Olivier Le Peuch - Schlumberger Limited - CEO & Director

Yes. I think — I believe that you highlighted one of the elements. I believe that the market and the strategic priority of our customer is increasingly turning towards production and recovery. I believe to address this comprehensively, to address this innovation, to address this to scale and provide integration capability there the same way we do across the rest of the life cycle, we believe that we have to look for addition of capability to our portfolio, partly the domain of production chemicals, in the domain of the lift solution, the domain of digital for production optimization and also to continue to address our quest for lowering emissions.

So we believe that the complementarity of ChampionX portfolio, from the strength of that portfolio across production chemicals, from the application of digital that they have managed to do very well into their — in North America, particularly, the complementarity of lift solution they provide, both geographically and lift solution, all are representing, I would say, the key elements of what we believe will be necessary to continue to elevate performance of our customers’ production and recovery workflows.

So we believe that time is right for the coming years, the coming decades. The investment in production will continue to rise. And we believe that being the partner of choice, having the most comprehensive portfolio, both in the U.S. and internationally, will equip us to prolong the cycle and to be successful with our shareholders.

James Carlyle West - Evercore ISI Institutional Equities, Research Division - Senior MD & Fundamental Research Analyst

Got it. Makes perfect sense to me. I think it’s a great acquisition for you guys. One follow-up question about shareholder returns here. You guys have been very clear. Initially, the $2.5 billion for ‘24 was $2.5 billion-plus. So that was driven home very significantly to me.

So now we’re talking about $3 billion and then $4 billion for next year. Is there a potential upside to those numbers now, given this cash flow-accretive transaction and, of course, how the cycle is starting to really play out in both the Middle East land and deepwater?

Stephane Biguet - Schlumberger Limited - Executive VP & CFO

Yes, thanks, James. So for 2024, obviously, the incremental cash flows from ChampionX will not be there, at least for the most part of the year. So we are quite confident we can increase our stand-alone returns to shareholders by still quite a significant amount, almost about $500 million. And again, all of this will be done through incremental buybacks.

The additional increase from 2024 to 2025 is at least $1 billion. And this is based on two things: first, the organic growth from our own free cash flow based on the continued top line and earnings growth we see in this cycle; and of course, the additional contribution from the ChampionX businesses, which as you may know, generate very good free cash flow and free cash flow conversion.

So with all this, we are quite confident to set that new target for 2025 of $4 billion of total returns to shareholders. A large portion of the increase, by the way, between ‘24 and ‘25 will likely be as well in the form of share repurchases.

Operator

Next, we go to David Anderson with Barclays.

J. David Anderson - Barclays Bank PLC, Research Division - Director and Senior North America Oilfield Services & Equipment Analyst

First off, Soma, congratulations. I can’t believe it’s only been 6 years. My god, it’s like dog years, I would say. I think you’ve just done a phenomenal job as an executive here, and I hope we continue to hear from you. So congratulations, Soma.

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APRIL 02, 2024 / 1:00PM, SLB.N - Schlumberger NV to Announce the Acquisition of ChampionX Corp Call

Sivasankaran Somasundaram - ChampionX Corporation - President, CEO & Director

Thank you, Dave.

J. David Anderson - Barclays Bank PLC, Research Division - Director and Senior North America Oilfield Services & Equipment Analyst

So Olivier, congratulations to you as well. This is a great franchise you’re purchasing here. I was just curious if you could help me understand a little bit how production chemicals fits in with your kind of overall production business and how kind of going forward you tie this all together.

Is your idea to essentially provide a fully integrated production solutions offering to your customers? You had talked about some of the revenue synergies. I’m having a little trouble understanding how those revenue synergies come about. If you could just sort of explain how you’re envisioning this business to run over the next couple of years once you get it fully integrated.

Olivier Le Peuch - Schlumberger Limited - CEO & Director

Yes, the vision, Dave, is simply to become, as I said, the partner of choice for our customers throughout their production recovery phase. And we realized that to do this, we have to have access and develop and innovate across all the critical elements that pertain to that phase. And one of them that we already have that we have but is a smaller footprint internationally is production chemicals. And here, I’m talking not about production chemicals but also reservoir chemicals, which are critical to unlock some of the recovery and enhance production.

We have realized that as we go more and more integrated into our offering for production, producing assets with customers, there is more and more opportunity to combine and to innovate on the production chemicals, on the reservoir chemicals and combine it with both lift solution and more than ESPs and using the full panel of these solutions also to combine with our equipment process capability in surface, in subsea, in FPSO or in land installation.

As we are involved in today, running and operating on some of our customers and partner some assets, we realized that we can create significant value by optimizing the chemical injection, by combining our subsurface expertise into — and digital to offer the best recovery, to offer the best production enhancements. And chemicals are very key to this. Chemicals is not a commodity. Chemicals is a technology. Chemicals is a distinct differentiator for production.

And we believe that by having access to the large portfolio and the best-in-class portfolio of ChampionX, we are equipped similarly. The same applies to lift technology. We have complementary offering, both geographically and in portfolio of technology. I believe to have a wider and broader access to lift technology that can span the entire life, we will expect that most of the liquids that will have to be produced in the next decades will require some form of lift. To have a comprehensive lift solution again is critical for our success.

So this is where we will see synergy. Synergy is using the global footprint that we can offer to the ChampionX franchise, as you call it, both in chemicals and in lift and integration capability, workflow integration capability that combines subsurface, digital and equipment or product combination for getting the most of the assets. And our customers are excited about this.

J. David Anderson - Barclays Bank PLC, Research Division - Director and Senior North America Oilfield Services & Equipment Analyst

And presumably, the large component of offshore exposure as well, I’m sure, was a major part of this.

Olivier Le Peuch - Schlumberger Limited - CEO & Director

Obviously, I think reinforces our international footprint by providing one more element of portfolio to build on the great success that ChampionX has had in providing to the FPSOs across the globe and to their producing assets at offshore and for us to better understand and better participate and partner with our customers to add value to this.

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APRIL 02, 2024 / 1:00PM, SLB.N - Schlumberger NV to Announce the Acquisition of ChampionX Corp Call

Sivasankaran Somasundaram - ChampionX Corporation - President, CEO & Director

Dave, the only thing I would add here is, as you know, when the well goes into production, the two things they need after — for the life of a well is production chemicals, artificial lift and good digital technology. And with the combination of the capabilities and the global reach, I think we will see our ability to support our customers and maximize value of those producing assets for a long time to come.

Olivier Le Peuch - Schlumberger Limited - CEO & Director

I can only — I will say really one last point, Dave, relating to digital. I think we have been very pleased when we engaged with ChampionX to realize the scale and the maturity of their digital offering on to the lift solution to optimize throughout the life cycle.

And I believe that this will not only complement but integrate very well with our platform, edge platform approach that we have and, hence, connecting again the subsurface reservoir to the equipment and producing capability of the field. So that’s quite exciting actually and our team is excited for on the digital front.

J. David Anderson - Barclays Bank PLC, Research Division - Director and Senior North America Oilfield Services & Equipment Analyst

Absolutely. As a follow-up question, the 2/3 of the business, which is production chemicals, that all makes a lot of sense. I can totally understand the value proposition there. But maybe just kind of briefly, if you could touch on the other 1/3 of the business here and kind of where this fits. Artificial lift is something that you guys have been building out quite a bit over the last, say, 10 years. I’m just curious where ChampionX’s offering kind of complements you. I know they have a lot of rod lifts in the U.S., which is not necessarily in your wheelhouse these days.

And then secondarily, on the drill bit insert business, you have a business called MegaDiamond, which competes directly with ChampionX. So how are we thinking about that? Maybe it’s too early to be talking about this. But if you could just sort of briefly touch on the two other businesses that are not production chemicals.

Olivier Le Peuch - Schlumberger Limited - CEO & Director

Yes, thank you, Dave. So I think the lift portfolio is very comprehensive with ChampionX. I think, indeed, there is an ESP market and ESP offering that is not the same as our offering and I think will be placed with customers in a different way and could and will be — remain complementary, highly complementary. It also includes PCP. It includes rod lift and gas lift, all of which we believe are necessary, not only in the U.S., where it is being exploited successfully but also internationally, and will be increasingly used to expand internationally.

So again, our international franchise, the franchise of ChampionX in lift solution, not only in the U.S. but abroad, will be used. And unconventional is one of their applications where I believe that some pressure lift and other solutions will be very applicable as commercial load develops at scale internationally. So we believe that this lift is actually a necessity, is a blessing for us to have access to this portfolio because it provides a unique capability to serve our customers into the full life cycle. But also, this is what benefits the most from digital. So that’s where we see the value going forward.

Operator

Our next question is from Arun Jayaram with JPMorgan Chase.

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APRIL 02, 2024 / 1:00PM, SLB.N - Schlumberger NV to Announce the Acquisition of ChampionX Corp Call

Arun Jayaram - JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst

I was wondering if you could talk about potential impact of the ChampionX deal to your 2025 financial targets that you laid out at the 2022 Investor Day. And we do appreciate the increase in shareholder returns that you’re putting forward this morning.

Stephane Biguet - Schlumberger Limited - Executive VP & CFO

So look, it is a bit early to talk specifically about 2025. Clearly, this only adds to our journey in expanding margins, in expanding cash flows and, as you have seen, in increasing returns to shareholders. So our ambition remains to continue expanding margins. And we still have the strength and durability of the cycle with us.

As I mentioned, pretax synergies of approximately $400 million within the first 3 years. The highest contribution will come from cost synergies in the first couple of years. But it will then get complemented by revenue synergies accelerating over time. So this is only contributing incrementally to our 2025 ambitions and beyond, of course.

Arun Jayaram - JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst

Okay, that’s helpful. Just a follow-up, we’ve seen a lot of consolidation in U.S. shale largely at the hands of the majors and larger independents. A lot of these deals have been motivated by the potential for majors to increase resource recovery, particularly in U.S. shale reservoirs. Olivier, how does this transaction with the ChampionX improve your ability to help customers achieve this target?

Olivier Le Peuch - Schlumberger Limited - CEO & Director

Yes, you’re absolutely right. I think this is one of the key drivers. And you will see the priority for our customers to focus more and more on the recovery factor, more and more on the production performance of their existing assets as they are disciplined on capital. Hence, you will see more and more technology intensity and partnerships, strategic partnerships to be developed with our customers, large and smaller customers.

We believe that the customer relationship intimacy that ChampionX has developed, the comprehensive and complementary portfolio we both will present to customers from the reservoir technology characterization to reservoir chemicals, production chemicals and lift portfolio that is — will be completely unique and unmatched, I think, will help us to address this in recovery. So that’s where we believe it is critical and where we are really seeing traction and success with customers. Soma?

Sivasankaran Somasundaram - ChampionX Corporation - President, CEO & Director

Yes, Olivier, completely agree with you. And in the production process, continuing to make sure that we have high flow assurance, extending mean time between failures and the equipment, integrating digital technology to achieve maximum efficiencies, along with that, using the emissions technologies to make sure that we are decarbonizing the production process.

So these are all major, major focus for our customers and through this consolidation process as well. So I believe that the combination of technologies here as well as the global reach and the complementary nature of the strengths of both companies, I’m really excited about the possibilities here.

Operator

And our next question is from Neil Mehta with Goldman Sachs.

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APRIL 02, 2024 / 1:00PM, SLB.N - Schlumberger NV to Announce the Acquisition of ChampionX Corp Call

Neil Singhvi Mehta - Goldman Sachs Group, Inc., Research Division - VP and Integrated Oil & Refining Analyst

Congratulations, both Olivier and Soma, on the transaction. Olivier, I want to kick off with you and just maybe you could put this in the context of a broader M&A strategy. We saw the agreement to acquire the ownership of Aker Carbon Capture and then obviously, today’s transaction. We still have a very fragmented oil services and energy services space. So do you see a market structure that will consolidate more over time? And do you see SLB’s - what do you see as SLB’s role in that consolidation?

Olivier Le Peuch - Schlumberger Limited - CEO & Director

I will not comment on the - in the terms of consolidation. I will comment in terms of fit for our strategy. Our strategy, I think, is a balanced strategy across our core of digital and new energy. And you will see us continue to look for opportunity to add value and create value for our respective customers into these three different space.

And I think, indeed, the Aker Carbon Capture acquisition last week was aimed to accelerate and extend our addressable market and create a base for growing into the capture side of the CCS market, which we have identified as one of the key low carbon and new energy business for us. And you are seeing today that we are making an announcement to participate at larger scale with the acquisition of ChampionX to accelerate our strategy for better returns and better alignment with our customer priority in the core.

And this will continue to be what will guide us in our strategy forward. And I will not call it consolidation, I will not refer to the phase in which the market is. I think we are more aligned with our customers’ priorities. The customers are shifting towards being strategically looking at the production recovery efficiency and performance. And we believe it was compelling to join force with ChampionX to offer and address that gap and possibly and likely create a new chapter for operational recovery in the industry. And that’s our strategy.

Neil Singhvi Mehta - Goldman Sachs Group, Inc., Research Division - VP and Integrated Oil & Refining Analyst

Yes. Okay, that’s helpful. And the follow-up is around just the synergies. And you talked about $400 million of pretax synergies. Maybe you could spend a little bit more time fleshing out what are some of the levers that could get you there and the confidence interval about achieving them.

Stephane Biguet - Schlumberger Limited - Executive VP & CFO

So Neil, as I said earlier, we think on the $400 million pretax synergies, first, again, it will start with cost and the earlier the better. We think 70% to 80% of the total synergies can be realized within the first 2 years. Again, it comes from operating cost reduction, supply chain optimization, G&A savings. I think it’s worth noting that a portion of these synergies will be generated on SLB’s existing cost base, not ChampionX, such for example, on our own chemical spend.

So it extends beyond the ChampionX business itself, which I think is great because our broader platform can benefit from some of the capabilities of ChampionX. And then again, once the majority of cost synergies are realized, revenue synergies will scale, benefiting from the complementary offerings of the two companies, in particular, the expansion of ChampionX businesses internationally.

Operator

The last question from Luke Lemoine with Piper Sandler.

Luke Michael Lemoine - Piper Sandler & Co., Research Division - MD & Senior Research Analyst

You hit on some of this in the answer to one of Dave’s questions. But could you talk about how ChampionX’s digital business enhances or accelerates your digital strategy and where you see the ability to grow their digital business with what you’re already doing at SLB?

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APRIL 02, 2024 / 1:00PM, SLB.N - Schlumberger NV to Announce the Acquisition of ChampionX Corp Call

Olivier Le Peuch - Schlumberger Limited - CEO & Director

Yes, very good question. I think we’re very pleased. When we started to engage more closely with ChampionX, we realized that the scale, maturity and comprehensive offering that they have, I think, is highly complementary to what we do. We have a platform approach, cloud-based platform approach, and we have developed lately an edge platform to deploy a digital operation both for drilling and production operation.

At the same time, ChampionX has developed a platform to monitor and to control equipment and have the largest amount of equipment connected that we could access in the U.S. across the lift equipment and other surveillance and monitoring capability they offer to compressor and our equipment being the same.

So what we will do is that - and I think the integration during the planning phase, we look forward to look technically and from the workflow what we can do to connect and combine the capability of the offering using the scale and the openness of our platform to the unique features, workflows, capability that the platform of ChampionX offer today on their connected equipment.

So again, we will connect the subsurface. We will connect the workflows, the simulation, the modeling capability to connect the reservoir, the fluid characterization and the fluid potential to the equipment and create, as such, optimization solution. We have seen the early element of this as we are partnering with customers to optimize chemical injection, as we have referred to this in the past, using control with our equipment and the equipment of third party.

And we have seen that by accelerating accessing this digital portfolio, we will only accelerate this vision of comprehensive digital oilfield, comprehensive digital-enabled production optimization. That’s what we’re aiming. And I believe that this will only accelerate and expand.

Sivasankaran Somasundaram - ChampionX Corporation - President, CEO & Director

If I may add, Luke, as you know, our digital technologies, ChampionX digital technologies, are very - has a very strong, deep domain expertise and developed in the production space. As we call, the production wellsite is our playing field. And we have developed the digital technologies on - the things around producing well, optimizing the production, failure prediction, smart chemical injection, all those aspects.

So these are fit-for-purpose solutions, which are well developed within the production technologies. And given SLB’s platform approach of end-to-end digital solutions, our ability to take our digital solutions and plug it into the platform approach seamlessly will create significant value for our customers.

In addition, given SLB’s total reach of hundreds of customers internationally, these digital technologies can be easily deployed seamlessly across all those customers as well. So there is immense possibilities as our customers are continuing to adopt these digital technologies. And also, it fits very well with their decarbonization efforts.

Olivier Le Peuch - Schlumberger Limited - CEO & Director

Yes, absolutely. I think at the end of the day, as we have commented many times, digital operation is a domain of our digital adoption that is accelerating the most. And having access to the ChampionX capability complementing to our platform edge approach will only accelerate the adoption of digital with our customers and will expand the reach of the ChampionX current offering.

Operator

Ladies and gentlemen, that is all the time we have for questions and answers this morning. I’ll turn the conference back to Olivier Le Peuch. Please go ahead.

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APRIL 02, 2024 / 1:00PM, SLB.N - Schlumberger NV to Announce the Acquisition of ChampionX Corp Call

Olivier Le Peuch - Schlumberger Limited - CEO & Director

Thank you, Leah. Ladies and gentlemen, as we conclude today’s call, I would like to leave you with the following takeaways. First, this acquisition will position SLB to deliver best-in-class workflow integration across production chemicals and artificial lift. This will enable us to meet the toughest subsurface challenge and ensure a supply of recovery for our customers in both North America and in international markets.

Second, our enhanced portfolio, technology capabilities and digital leadership will accelerate innovation in production and recovery, driving value creation for our customers and stakeholders. And third, by strategically increasing our exposure to the less cyclical and growing production and recovery space, we’ll be even better positioned to continue growing SLB’s earnings and cash flow and returning incremental value to shareholders moving forward.

I’m fully confident in our strategy and look forward to sharing more updates during our earnings call later this month. Lastly, I want to thank Soma, his leadership team and the ChampionX Board for their efforts to make this opportunity a reality.

With that, we will conclude our call this morning. Thank you all for joining.

Operator

Ladies and gentlemen, that does conclude your conference for today. Thank you for your participation. You may now disconnect.

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Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended.

Such forward-looking statements include statements relating to the proposed transaction between SLB and ChampionX, including statements regarding the benefits of the transaction and the anticipated timing of the transaction, and information regarding the businesses of SLB and ChampionX, including expectations regarding outlook and all underlying assumptions, SLB’s and ChampionX’s objectives, plans and strategies, information relating to operating trends in markets where SLB and ChampionX operate, statements that contain projections of results of operations or of financial condition, and all other statements other than statements of historical fact that address activities, events or developments that SLB or ChampionX intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” “intends,” “plans,” “seeks,” “targets,” “may,” “can,” “believe,” “predict,” “potential,” “projected,” “projections,” “precursor,” “forecast,” “ambition,” “goal,” “scheduled,” “think,” “could,” “would,” “will,” “see,” “likely,” and other similar expressions or variations, but not all forward-looking statements include such words. These forward-looking statements involve known and unknown risks and uncertainties, and which may cause SLB’s or ChampionX’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to, those factors and risks described in Part I, “Item 1. Business”, “Item 1A. Risk Factors”, and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in SLB’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on January 24, 2024, and Part 1, “Item 1A. Risk Factors” in ChampionX’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 6, 2024, and each of their respective, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

These include, but are not limited to, and in each case as a possible result of the proposed transaction on each of SLB and ChampionX: the ultimate outcome of the proposed transaction between SLB and ChampionX, including the possibility that ChampionX stockholders will not adopt the merger agreement in respect of the proposed transaction; the effect of the announcement of the proposed transaction; the ability to operate the SLB and ChampionX respective businesses, including business disruptions; difficulties in retaining and hiring key personnel and employees; the ability to maintain favorable business relationships with customers, suppliers and other business partners; the terms and timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the anticipated or actual tax treatment of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction (including the adoption of the merger agreement in respect of the proposed transaction by ChampionX stockholders); other risks related to the completion of the proposed transaction and actions related thereto; the ability of SLB and ChampionX to integrate the business successfully and to achieve anticipated synergies and value creation from the proposed transaction; changes in demand for SLB’s or ChampionX’s products and services; global market, political, and economic conditions, including in the countries in which SLB and ChampionX operate; the ability to secure government regulatory approvals on the terms expected, at all or in a timely manner; the extent of growth of the oilfield services market generally, including for chemical solutions in production and midstream operations; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates, and potential recessionary or depressionary conditions; the impact of shifts in prices or margins of the products that SLB or ChampionX sells or services that SLB or ChampionX provides, including due to a shift towards lower margin products or services; cyber-attacks, information security and data privacy; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; trends in crude oil and natural gas prices, including trends in chemical solutions across the oil and natural gas industries, that may affect the drilling and production activity, profitability and financial stability of SLB’s and ChampionX’s customers and therefore the demand for, and profitability of, their products and services; litigation and regulatory proceedings, including any proceedings that may be instituted against SLB or ChampionX related to the proposed transaction; failure to effectively and timely address energy transitions that could adversely affect the businesses of SLB or ChampionX, results of operations, and cash flows of SLB or ChampionX; and disruptions of SLB’s or ChampionX’s information technology systems.

These risks, as well as other risks related to the proposed transaction, will be included in the Form S-4 and proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to SLB’s and ChampionX’s respective periodic reports and other filings with the SEC, including the risk factors identified in SLB’s and ChampionX’s Annual Reports on Form 10-K, respectively, and SLB’s and ChampionX’s subsequent Quarterly Reports on Form 10-Q. The forward-looking statements included in this communication are made only as of the date hereof. Neither SLB nor ChampionX undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, SLB intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of ChampionX and that also constitutes a prospectus of SLB with respect to the shares of SLB to be issued in the proposed transaction (the “proxy statement/prospectus”). Each of SLB and ChampionX may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form S-4 or proxy statement/prospectus or any other document that SLB or ChampionX may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of ChampionX. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (if and when available) and other documents containing important information about SLB, ChampionX and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by SLB will be available free of charge on SLB’s website at https://investorcenter.slb.com. Copies of the documents filed with, or furnished to, the SEC by ChampionX will be available free of charge on ChampionX’s website at https://investors.championx.com. The information included on, or accessible through, SLB’s or ChampionX’s website is not incorporated by reference into this communication.

Participants in the Solicitation

SLB, ChampionX and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of SLB, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in SLB’s proxy statement for its 2024 Annual General Meeting of Stockholders (https://www.sec.gov/ix?doc=/Archives/edgar/data/0000087347/000130817924000033/lslb2024_def14a.htm), which was filed with the SEC on February 22, 2024, including under the sections entitled “Director Compensation”, “Security Ownership by Management and Our Board”, “Compensation Discussion and Analysis”, “2023 Compensation Decisions and Results”, “Elements of 2023 Total Compensation”, “Long-Term Equity Incentive Awards”, “Executive Compensation Tables”, “Grants of Plan-Based Awards in 2023”, “Outstanding Equity Awards at Year-End 2023”, “Potential Payments Upon Termination or Change in Control” and “Pay vs. Performance Comparison”, and SLB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (https://www.sec.gov/ix?doc=/Archives/edgar/data/0000087347/000095017024006884/slb-20231231.htm), which was filed with the SEC on January 24, 2024, including under the sections entitled “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, and “Item 13. Certain Relationships and Related Transactions, and Director Independence”. Information about the directors and executive officers of ChampionX, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ChampionX’s proxy statement for its 2023 Annual Meeting of Stockholders (https://www.sec.gov/ix?doc=/Archives/edgar/data/1723089/000172308923000073/championx-20230327.htm), which was filed with the SEC on March 29, 2023, including under the sections entitled “Executive Compensation Highlights”, “Director Compensation”, “2022 Director Compensation Table”, “Security Ownership of Certain Beneficial Owners and Management”, “Compensation Discussion and Analysis”, “Key Compensation Overview for 2022”, “Summary of 2022 Compensation for Named Executive Officers”, “Elements of Our Executive Compensation Program”, “Long-Term Equity Incentive Compensation”, “Additional Executive Compensation Governance Considerations”, “Executive Compensation Tables”, “Potential Payments upon Termination or Change-in-Control”, “Pay-versus-Performance” and ChampionX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (https://www.sec.gov/ix?doc=/Archives/edgar/data/1723089/000172308924000011/championx-20231231.htm), which was filed with the SEC on February 6, 2024, including under the sections entitled “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence”. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Form S-4 and the proxy statement/prospectus carefully when available before making any voting or investment decisions. You may obtain free copies of these documents from SLB or ChampionX using the sources indicated above.